Cognitive Capital, LLC

Statement of Financial Condition
December 31, 2024

Filed as PUBLIC Information pursuant to Rule 17a-5(d)
Under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66442

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cognitive Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W. Jackson Blvd., Suite 1620
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Stack	312-431-0400	pstack@cogcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Dr., Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

9/24/2003	#49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur S. Margulis, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cognitive Capital, LLC_____ , as of __December 31_____ , 2 _024___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROMAN MILLER
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 18, 2026

Signature: _____

Title: _____
Managing Principal

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents





RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Members of Cognitive Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cognitive Capital, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 7, 2025

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

Cognitive Capital, LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	287,598
Due from brokers		25,270,587
Equities owned, at fair value		109,758,158
Dividends receivable		124,774
Furniture and equipment, net		545,567
Right of use asset - lease		876,848
Other assets		521,974
Total Assets	$	137,385,506

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Due to brokers	$	218,419
Equities sold, not yet purchased, at fair value		96,493,276
Dividends payable		92,998
Accounts payable and accrued expenses		1,519,383
Withdrawals payable		912,381
Operating lease		1,006,266
Total Liabilities		100,242,723
Members' Equity		37,142,783
Total Liabilities and Members' Equity	$	137,385,506

See accompanying notes

Cognitive Capital, LLC

Notes to Statement of Financial Condition
Year Ended December 31, 2024

(1) ***NATURE OF BUSINESS***

Cognitive Capital, LLC (the "Company") engages in trading strategies primarily involving equities, equity derivative and futures derivative instruments on a proprietary basis. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC").

The Company is not exempt from Rule 15c3-3, but it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

(2) ***SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES***

The Company follows Generally Accepted Accounting Principles ("GAAP") set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification (*"ASC"), in the preparation of their financial statements.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions and are reflected in income.

Futures transactions resulting in gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using accelerated methods. At December 31, 2024, accumulated depreciation was approximately $8,300,000.

While the Company's functional currency is the U.S. dollar, it also transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Revenue and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the members.

Management has reviewed the Company's tax positions for all tax years open to examination which include the current and prior three years and concluded that a provision for income taxes is not required.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain income tax positions as of December 31, 2024.

Financial instruments recorded at fair value on the Company's statement of financial condition include equities owned, equities sold, not yet purchased and futures open trade equity contracts.

Credit Losses on Financial Assets: The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash and due from brokers. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2024.

ASC 280, "Segment Reporting", encourages nonpublic entities to disclose information about reportable operating segments. The Company reviewed the criteria in ASC 280 and determined that they operate as a single operating segment, proprietary trading.

The Company operates a single line of business as a securities broker-dealer trading for its own account. The Company has identified its Managing Principal as the chief operating decision maker ("CODM"), who uses net income as a key measure when assessing performance and deciding how to allocate resources. The company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business's activities using the information of the Company as a whole. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The CODM does not utilize a measure of assets when evaluating performance as this measure has consistent fluctuations due to the nature of securities broker-dealer operations of the Company. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company measures and records its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease, for office space, that expires on December 31, 2027. Due to the uncertainty of renewal, the Company has not included a renewal as part of its lease term. The Company reviews contracts upon execution to determine whether recognition of right of use assets and lease liabilities are necessary. The Company records right of use assets and lease liabilities as of lease commencement date and is reflected in furniture, equipment and lease, net and operating lease in the statement of financial condition, respectively. The lease liability is based off of the present value of its future lease payments, and the discount rate is based off the Company's incremental borrowing rate as of lease commencement date. The right of use asset is remeasured each period at the amount of the lease liability less the unamortized balance of lease incentives. The Company does not recognize right of use assets and lease

Notes to Statement of Financial Condition
Year Ended December 31, 2024

(2)   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

liabilities on short term leases with terms of 12 months or less. Lease costs for lease payments are reflected on the statement of operations, cash flows, or changes in members' equity, accordingly.

(3)   *COMMITMENTS*

During the year ended December 31, 2024, the Company extended its operating lease, for office space, for thirty-six months through December 31, 2027, with an option to renew for an additional five-year period ending December 31, 2032. The lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases. As of December 31, 2024, the statement of financial condition contained right of use asset and operating lease liabilities of $876,848 and $1,006,266, respectively.

Future undiscounted cash flows for the next year and a reconciliation to the lease liabilities recognized on the statement of financial condition are as follows as of December 31, 2024:

Year Ending December 31	Operating Leases
2025	$ 334,953
2026	343,931
2027	423,761
Total lease payments	1,102,645
Less imputed interest	96,379
Total present value of lease liabilities	$ 1,006,266

As of December 31, 2024, three years remained on the Company's lease.

The discount rate used in measurement of operating lease liabilities was 5.840%.

The Company is required to maintain a security deposit in the form of a letter of credit in the amount of $50,000. A portion of the Company's other assets balance collateralizes this letter of credit.

(4)   *DERIVATIVE INSTRUMENTS AND OFF-BALANCE SHEET RISK*

In the normal course of conducting business as a trading firm, the Company engages in transactions involving derivative instruments (futures) for trading purposes. The Company does not enter into derivatives for hedging purposes.

The following table indicates the fair values of futures contracts as gross assets and liabilities as of December 31, 2024.

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Equity	Due to/from brokers	$ 43,927	$ (10,782)	$ 33,145

Cognitive Capital, LLC

Notes to Statement of Financial Condition
Year Ended December 31, 2024

(4)   DERIVATIVE INSTRUMENTS AND OFF-BALANCE SHEET RISK (continued)

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with GAAP or subject to an enforceable master netting arrangement or similar agreement.

The following table provides disclosure regarding the potential effect of offsetting derivative asset and liabilities presented in the Statement of Financial Condition.

| | Gross Amounts of Recognized Assets and Liabilities | Gross Amounts Offset in the Statement of Financial Position | Net Amounts of Assets and Liabilities Presented in the Statement of Financial Position | Gross Amounts Not Offset in the Statement of Financial Position | | |
				Financial Instruments	Cash Collateral Received	Net Amount
Assets						
Derivatives						
Futures Contracts [1]	$ 43,927	$ (10,782)	$ 33,145	$ -	$ -	$ 33,145
Liabilities						
Derivatives						
Futures Contracts [1]	$ 10,782	$ (10,782)	$ -	$ -	$ -	$ -

[1] These amounts are reflected in the statement of financial condition as components of due to brokers.

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the fair value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse effect on the financial position of the Company. As a trading firm, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

(4)   DERIVATIVE INSTRUMENTS AND OFF-BALANCE SHEET RISK (continued)

For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery from and to counterparties.

(5)   DUE FROM/TO BROKER

The Company executes and clears its proprietary transactions through several broker-dealers and futures commission merchants ("FCM"), collectively brokers. In general, all amounts and positions on deposits with the brokers serve as collateral for the Company's trading activity. Amounts due from and to the same broker have been offset where the right of offset exists.

Amounts due from/to brokers in the statement of financial condition as of December 31, 2024, consists of the following:

	Due From	Due To
Clearing broker-dealers – cash	$ 24,813,006	$ -
FCM – cash	380,528	-
FCM – open trade equity	33,145	-
Fees and commissions receivable (payable)	43,908	(218,419)
Total	$ 25,270,587	$ (218,419)

(6)   FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

(6)   *FAIR VALUE MEASUREMENTS (continued)*

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company recognizes no transfers were made between levels during the year. The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820.

At December 31, 2024, equity owned of $109,758,158, equities sold, not yet purchased of $96,493,276, and net futures open trade equity of $33,145 are listed and actively traded and, accordingly, are classified as Level 1. Equities are stated at the last reported sales price on the day of valuation. The fair value of the futures contracts is based upon exchange settlement prices.

Substantially, all of the Company's other assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

(7)   *RELATED PARTY TRANSACTIONS*

During the year ended December 31, 2024, the Company paid $182,138 for a state tax liability on behalf of its partners.

(8)   *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2024, a credit concentration with one of its clearing brokers consisted of approximately $38 million representing the net liquidating value of the Company's trading account with such broker. The Company monitors the credit worthiness of its clearing brokers to mitigate the Company's exposure to credit risk.

The Company maintains its cash at a financial institution located in Chicago. The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation limits. The Company has not incurred any losses on these accounts in the past and does not expect any such loss in the future.

(9)   *INDEMNIFICATIONS*

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against potential losses in connection with them providing services to the Company. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Cognitive Capital, LLC

Notes to Statement of Financial Condition
Year Ended December 31, 2024

(10) REGULATORY MATTERS AND OTHER CONTINGENCIES

In the normal course of business, the Company is subject to regulatory examinations and other regulatory and legal proceedings. Management cannot predict with certainty the outcome of pending proceedings. A significant adverse judgement or other resolution regarding the proceedings could have a material adverse effect on the Company's financial statements. After consultation with legal counsel, management believes the outcome of any pending proceeding is unlikely to have a material adverse effect on financial statements of the Company.

As a registered broker/dealer with the Securities and Exchange Commission "SEC", the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2024, the Company had net capital of approximately $9,000,000 which exceeded requirements by approximately $8,800,000 and the ratio of aggregate indebtedness to net capital was less than 0.28:1. The Rule may effectively restrict advances to affiliates or capital withdrawals.

(11) SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Subsequent to year end, members made capital withdrawals of approximately $912,381.